June 17, 2025

Chaim (Charlie) Birnbaum
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

        Re: PishPosh, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 1-41623
Dear Chaim (Charlie) Birnbaum:

        We issued comments to you on the above captioned filing on February 10, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 2, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Adam Phippen at 202-551-3336 or Joel Parker at 202-551-3651 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services